Exhibit 99.1

FF301 Page 1 of 11 v 1.2.0 Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities For the month ended: 31 January 2026 Status: New Submission To : Hong Kong Exchanges and Clearing Limited Name of Issuer: KE Holdings Inc. Date Submitted: 05 February 2026 I. Movements in Authorised / Registered Share Capital 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02423 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 24,114,698,720 USD 0.00002 USD 482,293.97 Increase / decrease (-) USD Balance at close of the month 24,114,698,720 USD 0.00002 USD 482,293.97 2. Class of shares WVR ordinary shares Type of shares B Listed on the Exchange (Note 1) No Stock code (if listed) 02423 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 885,301,280 USD 0.00002 USD 17,706.03 Increase / decrease (-) USD Balance at close of the month 885,301,280 USD 0.00002 USD 17,706.03 Total authorised/registered share capital at the end of the month: USD 500,000

FF301 Page 2 of 11 v 1.2.0 II. Movements in Issued Shares and/or Treasury Shares and Public Float Sufficiency Confirmation 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02423 Description Number of issued shares (excluding treasury shares) Number of treasury shares Total number of issued shares Balance at close of preceding month 3,366,778,024 0 3,366,778,024 Increase / decrease (-) -20,748,857 0 Balance at close of the month 3,346,029,167 0 3,346,029,167 Public float sufficiency confirmation (Note 4) Pursuant to Main Board Rule 13.32D(1) or 19A.28D(1) / GEM Rule 17.37D(1) or 25.21D(1), we hereby confirm that, in relation to the class of shares as set out above, as at the close of the month: ✔ the applicable public float requirement (see below) has been complied with the applicable public float requirement (see below) has not been complied with The applicable minimum public float requirement for the class of shares as set out above pursuant to Main Board Rule 13.32B or 19A.28B / GEM Rule 17.37B or 25.21B (as the case may be) is: Applicable public float threshold Initial Prescribed Threshold - 25% of the total number of issued shares in the class to which the listed shares belong (excluding treasury shares) Additional information 2. Class of shares WVR ordinary shares Type of shares B Listed on the Exchange (Note 1) No Stock code (if listed) 02423 Description Number of issued shares (excluding treasury shares) Number of treasury shares Total number of issued shares Balance at close of preceding month 139,447,770 0 139,447,770 Increase / decrease (-) -859,393 0 Balance at close of the month 138,588,377 0 138,588,377 Remarks: Opening and closing balances of Class A ordinary shares shown above are including 111,360,915 and 85,241,064 Class A ordinary shares which are registered in the name of our depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under the Share Incentive Plans respectively.

FF301 Page 3 of 11 v 1.2.0 III. Details of Movements in Issued Shares and/or Treasury Shares (A). Share Options (under Share Option Schemes of the Issuer) 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02423 Description Particulars of share option scheme Number of share options outstanding at close of preceding month Movement during the month Number of share options outstanding at close of the month Number of new shares issued during the month pursuant thereto (A1) Number of treasury shares transferred out of treasury during the month pursuant thereto (A2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month The total number of shares which may be issued or transferred out of treasury upon exercise of all share options to be granted under the scheme at close of the month 1). 2018 Share Option Plan (adopted in August 2018 as amended from time to time) 10,041,858 Lapsed -3,000 Others -58,413 9,980,445 9,980,445 0 General Meeting approval date (if applicable) 2). 2020 Share Incentive Plan (adopted in July 2020 and amended in April 2022, as amended from time to time) 0 0 0 157,371,152 General Meeting approval date (if applicable) Increase in issued shares (excluding treasury shares): WVR ordinary shares A (AA1) Decrease in treasury shares: WVR ordinary shares A (AA2) Total funds raised during the month from exercise of options: USD 1.17 Remarks: 1) Others: -58,413 refers to 58,413 options being exercised. The exercise of 58,413 options was settled using the Class A ordinary shares registered in the name of our depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under the Share Incentive Plans.

FF301 Page 4 of 11 v 1.2.0 (B). Warrants to Issue Shares of the Issuer Not applicable

FF301 Page 5 of 11 v 1.2.0 (C). Convertibles (i.e. Convertible into Shares of the Issuer) Not applicable

FF301 Page 6 of 11 v 1.2.0 (D). Any other Agreements or Arrangements to Issue Shares of the Issuer, including Options (other than Share Option Schemes) 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02423 Description Description of other agreements or arrangements General Meeting approval date (if applicable) Number of new shares issued during the month pursuant thereto (D1) Number of treasury shares transferred out of treasury during the month pursuant thereto (D2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month 1). 2020 Share Incentive Plan - Restricted Share Units (adopted in July 2020 and amended in April 2022, as amended from time to time) 0 0 49,878,912 2). 2020 Share Incentive Plan - Restricted Shares (adopted in July 2020 and amended in April 2022, as amended from time to time) 0 0 0 Increase in issued shares (excluding treasury shares): 0 WVR ordinary shares A (DD1) Decrease in treasury shares: 0 WVR ordinary shares A (DD2) Remarks: As of January 31, 2026, 49,878,912 shares of the issuer may be issued pursuant to the restricted share units granted under 2020 Share Incentive Plan. 1,217,241 restricted share units were granted under 2020 Share Incentive Plan during the month. 26,061,438 restricted share units granted under 2020 Share Incentive Plan have vested during the month. 2,301,840 restricted share units granted under 2020 Share Incentive Plan were lapsed during the month.

FF301 Page 7 of 11 v 1.2.0 (E). Other Movements in Issued Shares and/or Treasury Shares 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02423 Description Events At price (if applicable) Currency Amount Date of event (Note 2) General Meeting approval date (if applicable) Increase/ decrease (-) in issued shares (excluding treasury shares) during the month pursuant thereto (E1) Increase/ decrease (-) in treasury shares during the month pursuant thereto (E2) Number of shares redeemed or repurchased for cancellation but not yet cancelled as at close of the month (Note 3) 1). Repurchase of shares (shares repurchased for cancellation but not yet cancelled) 27 June 2025 -9,856,737 2). Repurchase of shares (shares repurchased and cancelled) 13 January 2026 27 June 2025 -21,608,250 3). Conversion of Class B ordinary shares to Class A ordinary shares 13 January 2026 859,393 2. Class of shares WVR ordinary shares Type of shares B Listed on the Exchange (Note 1) No Stock code (if listed) 02423 Description Events At price (if applicable) Currency Amount Date of event (Note 2) General Meeting approval date (if applicable) Increase/ decrease (-) in issued shares (excluding treasury shares) during the month pursuant thereto (E1) Increase/ decrease (-) in treasury shares during the month pursuant thereto (E2) Number of shares redeemed or repurchased for cancellation but not yet cancelled as at close of the month (Note 3) 1). Conversion of Class B ordinary shares to Class A ordinary shares 13 January 2026 -859,393 Increase/ decrease (-) in issued shares (excluding treasury shares): -20,748,857 WVR ordinary shares A (EE1) Increase/ decrease (-) in issued shares (excluding treasury shares): -859,393 WVR ordinary shares B (EE1) Increase/ decrease (-) in treasury shares: WVR ordinary shares A (EE2) Increase/ decrease (-) in treasury shares: WVR ordinary shares B (EE2) Remarks: Class A: 1) Repurchases of a total of 9,856,737 Class A ordinary shares represented by ADSs were made on January 2, 5 to 9, 12 to 16, 20 to 23 and 26, 2026 on New York Stock Exchange, but such shares are not yet cancelled as at January 31, 2026. Class A: 2) A total of 21,608,250 Class A ordinary shares represented by ADSs (previously repurchased on New York Stock Exchange on November 3 to 5, 13 to 14, 17 to 21, 24 to 26 and 28, 2025 and December 1 to 5, 8 to 12, 15 to 19, 22, 24, 26 and 29 to 31, 2025) were cancelled on January 13, 2026. Class A: 3) & Class B: 1) Subsequent to the cancellation of the repurchased 21,608,250 Class A ordinary shares on January 13, 2026, 859,393 Class B ordinary shares were converted to Class

FF301 Page 8 of 11 v 1.2.0 A ordinary shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules. Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1): -20,748,857 WVR ordinary shares A Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1): -859,393 WVR ordinary shares B Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2): 0 WVR ordinary shares A Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2): WVR ordinary shares B

FF301 Page 9 of 11 v 1.2.0 IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable

FF301 Page 10 of 11 v 1.2.0 V. Confirmations Pursuant to Main Board Rule 13.25C / GEM Rule 17.27C, we hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued, or the treasury shares sold or transferred by the issuer during the month as set out in Parts III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and carried out in compliance with all applicable listing rules, laws and other regulatory requirements and, insofar as applicable: (Note 5) (i) all money due to the listed issuer in respect of the issue of securities, or sale or transfer of treasury shares has been received by it; (ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 6); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with all other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue, sale or transfer; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Submitted by: Siting Li Title: Joint Company Secretary (Director, Secretary or other Duly Authorised Officer)

FF301 Page 11 of 11 v 1.2.0 Notes 1. The Exchange refers to The Stock Exchange of Hong Kong Limited. 2. In the case of repurchase of shares (shares repurchased and cancelled) and redemption of shares (shares redeemed and cancelled), "date of event" should be construed as "cancellation date". In the case of repurchase of shares (shares held as treasury shares), "date of event" should be construed as "date on which shares were repurchased and held by the issuer in treasury". 3. The information is required in the case of repurchase of shares (shares repurchased for cancellation but not yet cancelled) and redemption of shares (shares redeemed but not yet cancelled). Please state the number of shares repurchased or redeemed during the month or in preceding month(s) but pending cancellation as at close of the month as a negative number. 4. "Initial Prescribed Threshold”, "Alternative Threshold” and "market value" have the meanings ascribed thereto under Main Board Rule 13.32A or 19A.28A / GEM Rule 17.37A or 25.21A. See also Main Board Rule 13.32D(4) or 19A.28D(4) / GEM Rule 17.37D(4) or 25.21D(4) on the basis of the public float disclosure. 5. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, or the treasury shares sold or transferred, no further confirmation is required to be made in this return. 6. “Identical” means in this context: ． the securities are of the same nominal value with the same amount called up or paid up; ． they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ． they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.